

October 31, 2023

Victor I.H. Sun
Chief Executive Officer
ZHEN DING RESOURCES INC.
Suite 111, 3900 Place De Java, Second Floor, Brossard
Quebec, Canada

>   **Re: ZHEN DING RESOURCES INC.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2022**
>   **Filed March 30, 2023**
>   **File No. 333-193211**

Dear Victor I.H. Sun:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Galletti